April 14, 1998







Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

          Re:  Hondo Oil & Gas Company
               Registration Statement on Form S-3
               (File No. 333-43819)

Gentlemen:

          Hondo Oil & Gas Company (the "Company") hereby requests that the above-referenced Registration Statement be withdrawn and that the Securities and Exchange Commission consent to that withdrawal.

          The above-referenced Registration Statement related to the proposed resale by Phillips Petroleum Company of shares of Common Stock of the Company to be acquired from the Company. The agreement pursuant to which Phillips Petroleum would have acquired the Common Stock of the Company has been terminated without any purchases. Therefore, the above-referenced Registration Statement is no longer necessary.

          If you have any questions, please do not hesitate to contact the undersigned at (907) 663-9150.

                              Very truly yours,


                              STANTON J. URQUHART


                              Stanton J. Urquhart
                              Vice President


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